EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three months ended March 31, 2019, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2018, ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash Costs per gold equivalent ounce ("GEO") sold and by-product basis;
•Cash Costs per pound of copper sold;
•All-in Sustaining Costs per GEO sold and by-product basis;
•All-in Sustaining Costs per pound of copper sold;
•Net Debt;
•Net Free Cash Flow;
•Average Realized Price per ounce of gold/silver sold; and
•Average Realized Price per pound of copper sold.

Definitions and reconciliations associated with the above metrics can be found in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.   HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended March 31, 2019, unless otherwise noted

QUARTERLY OVERVIEW

•The Company exceeded total gold equivalent ounces ("GEO") production expectations, and achieved this at GEO costs in line with expectations. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 83.76 for the three months ended March 31, 2019 and 76.92 for the comparative period in 2018.
•Strong operating performance was attributed to above-expectation gold production across the Company's operations. Notable increases compared to the first quarter of 2018 included 12% at Jacobina, 6% at Minera Florida and continued strong contributions from Cerro Moro.
•Cash flows from operating activities of $12.4 million and cash flows from operating activities before net change in working capital during the quarter of $103.2 million. These amounts include amortization of deferred revenue of $25.1 million in the first quarter related to deliveries under the Company’s copper advanced sales program during the quarter. The Company's copper advanced sales program's deliveries began in the third quarter of 2018 and will continue through the second quarter of 2019. If not for the timing difference of cash proceeds attributable to this transaction, the Company’s cash flows from operating activities before net change in working capital would have been higher by those amounts during the quarters as follows:

(In millions of US Dollars, unless otherwise noted)	For the three months ended
Illustration of impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019 ii	Cumulative impact
Copper to be delivered (millions of pounds)			13.2	10.7	8.2	8.2	40.3

Cash flows from operating activities before net change in working capital [i]	$206.4	$157.5	$86.6	$115.8	$103.2	$—	$—
Impact due to copper advanced sales program	(125.0)	—	41.7	33.3	25.1	24.9	$—
Cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program [i]	$81.4	$157.5	$128.3	$149.1	$128.3	$—	$—

i.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.
ii.For illustration purposes only. The Company intends to provide information each subsequent period reflecting the impact due to copper advanced sales program over its term.

•The Company's strong financial position is expected to improve further over the year with the continuation of robust operating results, the sale of unrefined gold and silver carried over from both 2018 and the first quarter of 2019 and the expected receipt of $800 million in cash from the recently announced sale of Chapada. As anticipated, cyclical high first-quarter payments are reflected in the negative movement in working capital from December 31, 2018, which include the payment of year-end related accruals and timing of regular trades payables, precipitate inventory buildup at Cerro Moro and other mines and indirect tax credit buildup at certain operations. These items also impacted debt and Net Free Cash Flowiv compared to December 31, 2018, as anticipated in the Company's plans. With the reversal of these impacts beginning in the second quarter of 2019, the Company is expected to be positioned to deliver near-term improvements in cash flow and Net Free Cash Flow consistent with its annual plan.
•Subsequent to the quarter end, the Company arranged for the sale of approximately 27,000 GEO in Cerro Moro precipitate inventory, which will be reflected in gross revenue and operating cash flow in the second quarter of approximately $34.5 million. The Company expects a further sale of precipitate in June 2019 with a value in excess of $10 million, following which the normalization of inventory is expected. The Company has procured an additional furnace to mitigate historical capacity constraints and is assessing whether its installation or the established flexibility of selling gold and silver in precipitate is a better solution for managing the stability of inventory. Since the startup of Cerro Moro through the first quarter of 2019, higher silver grades, which were also above mineral reserve grade and with a positive reconciliation factor, created a capacity constraint on the furnaces at the mine. The normalization of silver grade and sales of precipitate during the second quarter are expected to return furnace capability to design levels.
•Continuation of the exploration programs at the Company's existing operations. In the near term, the Company plans to increase its exploration spending during the year, further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic, to allow increases in production at low costs. In particular at Jacobina, over the course of the year, exploration spend will be allocated to support the planned expansion and the program targets new mineral reserves at a grade of 3.0 g/t or better.

OPERATING

•GEO production increased by 29% for the first quarter of 2019 compared to the same quarter in 2018. Individual mine results included increases of 12% at Jacobina and 6% at Minera Florida, in addition to the contribution of 38,471 ounces of gold from Cerro Moro, which reached commercial production towards the end of the second quarter of 2018.

	For the three months ended March 31,
	2019	2018
GEO [i]
Production ii, iii	271,987	211,246
Sales ii, iii	250,886	211,154
Per GEO sold data iv
Total cost of sales ii, [v]	$1,098	$1,049
Cash Costs ii, iv	$666	$703
AISC ii, iv	$930	$990
By-product Cash Costs ii, iv	$526	$501
By-product AISC ii, iv	$865	$840

•Gold and silver production was 18% and 235% higher than in 2018, respectively; mainly from the contribution of Cerro Moro:

	For the three months ended March 31,
	2019	2018
Gold
Production (ounces) ii, iii	235,958	199,555
Sales (ounces) ii, iii	223,510	198,501
Per ounce data
Revenue	$1,292	$1,322
Average Realized Price iv, vi	$1,301	$1,328
Average market price vii	$1,304	$1,330

Silver
Production (ounces) ii	3,016,298	899,261
Sales (ounces) ii	2,297,916	973,257
Per ounce data
Revenue	$15.52	$16.50
Average Realized Price iv, vi	$15.52	$16.93
Average market price vii	$15.57	$16.75

•Copper production was as follows, in line with expectations.

	For the three months ended March 31,
	2019	2018
Copper
Production (millions of pounds)	28.1	30.4
Sales (millions of pounds)	26.9	30.3
Per pound data
Revenue	$3.07	$2.61
Average Realized Price iv, vi	$2.91	$3.13
Average market price vii	$2.82	$3.16
Total cost of sales [v]	$1.79	$1.79
Cash Costs iv	$1.65	$1.72
AISC iv	$2.35	$2.08
_____________________________________________
i.GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 83.76 for the current period and 76.92 for the comparative period.
ii.Amount is for Yamana Mines, which includes Chapada, El Peñón, Canadian Malartic, Jacobina, Minera Florida and Cerro Moro.
iii.Production excludes Gualcamayo's gold production of 23,846 ounces for the first quarter of 2018. Sales excludes Gualcamayo's gold sales of 25,867 ounces for the first quarter of 2018. Gualcamayo was sold on December 14, 2018.

iv.A cautionary note regarding non-GAAP performance measures, their respective reconciliations and previously outlined changes effective January 1, 2019 are included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Comparatives have been restated to reflect the changes adopted in the current period.
v.Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
vi.Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
vii.Source of information: Bloomberg.

STRATEGIC DEVELOPMENTS

Agua Rica, Argentina

•On March 7, 2019, the Company signed an integration agreement with Glencore International AG ("Glencore") and Newmont Goldcorp Inc. ("Newmont Goldcorp") (collectively the “Parties”) pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the Catamarca Province of Argentina. The full integration of the Agua Rica project and the Alumbrera mine technically and legally will result in the following ownership structure:
◦ 56.25% by the Company,
◦ 25% by Glencore and
◦ 18.75% by Newmont Goldcorp.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica.

A technical committee has been established by the Parties to direct the review and evaluation of the integrated project. It is expected that a pre-feasibility study for the integrated project and permitting will be completed in mid-2019. A full feasibility study with updated mineral reserve, production and project cost estimates will be completed by mid-2020.

First quarter progress has been encouraging and additional value-creating opportunities are being considered. These opportunities include infill drilling with a focus to upgrade approximately 160 million tonnes of inferred mineral resources within the mineral reserve pit shell. Additionally, the Company is considering drilling opportunities adjacent to the pit shell with a focus to increase inferred mineral resources. This pit shell increase would allow additional push-backs that could provide significant increases to the mineral reserves, mine plan optimizations to maximize net present value, construction time optimization and blending strategies to ensure concentrate quality, among other benefits. For additional details, refer to Section 5: Construction, Development and Exploration of this MD&A.

Chapada, Brazil

•Subsequent to the quarter end, the Company announced an agreement to sell the wholly-owned Chapada mine to Lundin Mining Corporation ("LMC") (the "Sale Transaction") for total consideration of over $1.0 billion, which reflects Chapada's full value including the anticipated plant expansion. Consideration components, are as follows:
•$800 million in cash, payable at closing;
•Additional cash payments of up to $125 million based on the price of gold over the five-year period from the date of closing, as follows:
◦$10 million per year for each year over the next 5 years where the gold price averages over $1,350/oz, up to a maximum cash payment of $50 million;
◦Additional $10 million per year for each year over the next 5 years where the gold price averages over $1,400/oz, up to a maximum cash payment of $50 million; and
◦Additional $5 million per year for each year over the next 5 years where the gold price averages over $1,450/oz, up to a maximum cash payment of $25 million.
•$100 million payment contingent on the development of a pyrite roaster at Chapada by LMC; and
•2% net smelter return ("NSR") royalty on gold production from the Suruca deposit.
    Contingent payments are structured as rights that can be monetized should the Company choose to do so.

The Sale Transaction enhances the Company’s position as a dominant intermediate precious metals company with a high quality asset portfolio, a robust balance sheet and cash flow profile, and peer-leading jurisdictional focus. The Company will have a greater concentration of precious metals while still maintaining significant copper exposure through Agua Rica. Upon closing of the sale, a significant and immediate improvement to overall financial flexibility is expected to allow for the pursuit of near-term value maximizing opportunities that are currently in the Company's portfolio and also to increase shareholder returns, initially by way of a 100% increase in the annual dividend. In summary, beyond this enhanced industry position, the financial benefits of the sale, on closing, are as follows:
•Improved Financial Flexibility – The sale provides a significant improvement to the Company’s financial flexibility going forward as follows:
◦The lower debt levels will result in interest savings in excess of $35 million per annum over the tenure of the debt.

◦Chapada's five-year plan to maintain GEO guidance levels includes total sustaining and expansionary expenditures of $458 millioni and $240 million, respectively, which will now not be incurred by the Company. While Chapada maintains a long life based on mineral inventory, it is expected that sustaining and expansionary expenditures would significantly reduce free cash flows during the period that coincides with reduced production, particularly for gold, resulting in less operating cash flow than in previous periods.
◦The Company’s Net Free Cash Flow that would have been required for Chapada’s sustaining and expansionary capital expenditures can now be applied for the maximization of value enhancing opportunities at the Company’s other operations.
◦These opportunities include further production at Jacobina and Canadian Malartic and improvements to costs at Cerro Moro, which derive significantly better returns, as well as expected costs lower than the previous Phase 2 and Phase 3 expansion plans for Chapada. Consistent with the Company’s strategy, these opportunities are to be funded organically by cash flows from operations with the expected capital requirements to be covered by Net Free Cash Flow.
•Immediate Leverage Reduction – The up-front cash consideration of $800 million provides for significant deleveraging benefits highlighted by a decline in current Net Debt leverage ratio to 1.5x from the year-end 2018 value of 2.5x with an opportunity for further reductions based on the contingent payments. The Company is prioritizing the repayment of the outstanding revolving credit facility and then the repayment of near and medium-term fixed term debt maturities.
•Increased Shareholder Returns, Dividend Increased – The improved balance sheet and interest savings will enable the Company, as approved by the Board of Directors and conditional on closing of the Sale Transaction, to double its dividend to $0.04 per share. This improves returns to shareholders while allowing the Company flexibility of further future capital returns.

The Sale Transaction is subject to customary regulatory and third party approvals and other customary closing conditions and is expected to close in the third quarter of 2019.

Expansion opportunities at Jacobina, Brazil

•At Jacobina, the Company has developed a two-phase plan to increase production beyond 150,000 ounces per year, as follows:
◦The first phase considers production increases to between 165,000 to 170,000 gold-equivalent ounces per year through a mill optimization to 6,500 tonnes per calendar day (“tpd”) from the current operating rate of 5,800 tpd. This compares to prior year production of roughly 145,000 ounces representing approximately 20,000-25,000 additional ounces of production. This phase requires very modest capital and is expected to be implemented by mid-2020.
◦The second phase considers a larger increase in the plant capacity to between 8,000 and 8,500 tpd, which would significantly increase production, estimated to exceed 225,000 ounces per year, with current preliminary estimates of total capital expenditures of $100 million over the expected implementation period up to 2022.

Expansion opportunities at Canadian Malartic, Canada

•At Canadian Malartic, studies show the potential for production increases of approximately 75,000 gold-equivalent ounces per year (50% interest) with project costs and economics currently under evaluation.

Opportunities at Odyssey, East Malartic, Sladen and Sheehan zones have the potential to provide new sources of ore for the Canadian Malartic mill. The extraction is expected to be by way of underground mining methods with ore fed to the existing Malartic mill, displacing a portion of the lower grade open pit ores. The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018.

i Based on the stockpile additions per National Instruments 43-101 Technical Report dated March 2018, and assuming 2018 actual $1.70/t cost per tonne moved with average 2019 to 2023 strip ratios and actual sustaining unit costs and waste stripping ratios.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•The Company's Total Recordable Injury Frequency Rate was 0.6i for the first quarter of 2019.
•The Company was selected as the "Mining Company of the Year" in the precious metals category, by Brasil Mineral Magazine. This is the 35th annual edition of the award, where final voting is done by readers, a contingent of 15 thousand technicians and entrepreneurs from across Brazil. Criteria for the award is based on growth, technological innovation and approach to human resources, community and environmental management.
•All the Company's operations completed the first month of 2019 with zero Lost Time Injuries. This is an improvement from previous years, as the first quarter has historically seen higher average rates of Health and Safety injuries compared with the remainder of the year.
•In conjunction with the local communities and authorities, Jacobina led an emergency response exercise in February. The simulation helps test the preparedness of the mine, the community and supporting authorities for serious incidents that could affect the community, such as tailings emergencies.

i Calculated on 200,000 hours worked and includes employees and contractors.

FINANCIAL

For the three months ended March 31, 2019

•Revenue was impacted by differences in realized gold and copper prices, partly offset by higher silver sales compared to March 31, 2018. Revenue for the three months ended March 31, 2018 includes Brio Gold and Gualcamayo, assets which were sold in 2018. At Cerro Moro, silver grades were higher-than-expected, and with higher volume of silver, furnace capacity was constrained. This resulted in an increase in gold and silver in precipitate over the first quarter, which as it was not in doré form, impacted sales volumes. This inventory buildup is expected to normalize in the second quarter with sales of precipitate, which take longer than the sale of doré.
•Net loss attributable to the Company's equity holders for the three months ended March 31, 2019 was $4.1 million or $0.00 per share basic and diluted, compared to a net loss of $160.1 million or $0.17 per share basic and diluted for the three months ended March 31, 2018. This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $28.1 million or $0.03 per share. Such items include non-cash unrealized foreign exchange losses, mark-to-market losses and other provisions, write-downs and adjustments. (Refer to Section 3: Review of Financial Results of this MD&A for additional details).

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2019	2018
Revenue	$407.1	$454.7
Cost of sales excluding depletion, depreciation and amortization	(205.8)	(264.2)
Gross margin excluding depletion, depreciation and amortization	$201.3	$190.5
Depletion, depreciation and amortization	(117.7)	(104.1)
Impairment of mining properties	—	(103.0)
Mine operating earnings (loss)	$83.6	$(16.6)
General and administrative	(21.5)	(26.2)
Exploration and evaluation	(2.5)	(3.8)
Share of loss of associate	(2.0)	—
Other operating (expenses) income, net	(5.3)	25.3
Impairment of non-operating mining properties	—	(78.0)
Operating earnings (loss)	$52.3	$(99.3)
Finance costs	(32.1)	(47.4)
Other (costs) income, net	(16.4)	7.8
Net earnings (loss) before income taxes	$3.8	$(138.9)
Income tax expense, net	$(7.9)	$(28.7)
Net loss	$(4.1)	$(167.6)

Attributable to:
Yamana Gold Inc. equity holders	$(4.1)	$(160.1)
Non-controlling interests	$—	$(7.5)
	$(4.1)	$(167.6)
Per share data
Loss per share - basic and diluted [i]	$—	$(0.17)
Dividends declared per share	$0.005	$0.005
Dividends paid per share	$0.005	$0.005
Weighted average number of common shares outstanding (thousands)
Basic and diluted	949,918	948,711

Cash flows ii
Cash flows from operating activities iii	$12.4	$122.4
Cash flows from operating activities before net change in working capital iv	$103.2	$206.4
Cash flows (used in) from investing activities	$(92.0)	$14.7
Cash flows from (used in) financing activities	$91.1	$(142.5)
i.Attributable to Yamana Gold Inc. equity holders.
ii.For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.
iii.Cash flows from operating activities for the three months ended March 31, 2019, include the impact of $36.0 million in non-cash deferred revenue recognized in respect of metal sales agreements and other, including $25.1 million associated with the copper advanced sales program.
iv.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.

•Net free cash flow was as follows:

(In millions of US Dollars)	For the three months ended March 31,
Net free cash flow i, ii	2019	2018
Cash flows from operating activities before income taxes paid and net change in working capital	$136.5	$290.4
Income taxes paid	(33.3)	(16.1)
Payments made to Brazilian tax authorities	—	(67.9)
Cash flows from operating activities before net change in working capital ii	$103.2	$206.4
Net change in working capital	(90.8)	(84.0)
Cash flows from operating activities	$12.4	$122.4
Adjustments to operating cash flows:
Unearned revenue recognized on copper prepay, streaming arrangement and other net of advance payments received iii	36.0	(127.8)
Payments made to Brazilian tax authorities	—	67.9
Non-discretionary items related to the current period
Sustaining capital expenditures	(37.9)	(39.8)
Interest and other finance expenses paid	(17.8)	(14.2)
Net free cash flow	$(7.3)	$8.5
s
i.For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.
ii.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
iii.Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and were similarly reduced for comparability. Of the total deferred revenue recognized, $25.1 million is attributable to the advanced copper sales and $10.9 million to pre-existing copper and silver streaming arrangements.

Balance Sheet and Liquidity

•As at March 31, 2019, the Company had cash and cash equivalents of $110.4 million and available credit of $585.0 million, for total liquidity of $695.4 million.

As at, (In millions of US Dollars)	March 31, 2019	December 31, 2018
Total assets	$8,061.4	$8,012.9
Total long-term liabilities	$3,546.7	$3,492.5
Total equity	$4,015.4	$4,024.0
Working capital [i]	$(36.9)	$(67.2)
Cash and cash equivalents	$110.4	$98.5
Debt (current and long-term)	$1,878.9	$1,758.7
Net debt ii	$1,768.5	$1,660.2

i.Working capital is defined as the excess of current assets over current liabilities. Accordingly, working capital is being impacted by the deferred revenue balance from the advanced copper sales agreement of $26.3 million, which is classified as a current liability; however, this balance will decline in future reporting periods with remaining copper deliveries scheduled June 2019. Working capital was also impacted by the current portion of long-term debt of $85.6 million. The Company also has $216.4 million in stockpile inventory classified as other non-current assets as it is not expected to be processed within one year, but is readily available for processing. Of this amount, $121.8 million is long-term inventory at Chapada, which subsequent to the quarter end is part of a sales transaction, and consequently, that value will be monetized through the sale.
ii.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.

Capital Expenditures

For the three months ended March 31,	2019	2018	2019	2018	2019	2018	2019	2018
	Sustaining and other		Expansionary		Exploration		Total ii
Canadian Malartic	7.4	14.0	7.7	5.2	0.3	2.1	$15.4	$21.3
Chapada	$13.3	$4.5	$4.8	$0.4	$0.5	$0.7	$18.6	$5.6
Jacobina	3.4	3.0	10.4	2.7	1.0	1.0	$14.8	$6.7
Cerro Moro	2.2	—	0.5	47.3	1.7	1.5	$4.4	$48.8
El Peñón	6.8	7.7	—	—	3.9	3.2	$10.7	$10.9
Minera Florida	3.0	3.1	2.6	2.7	2.9	3.9	$8.5	$9.7
Other [i]	1.8	7.5	0.9	16.9	1.8	4.4	$4.5	$28.8
	$37.9	$39.8	$26.9	$75.2	$12.1	$16.8	$76.9	$131.8
0
i.Included in Other for the comparative period are capital expenditures relating to Gualcamayo and Brio Gold, as well as capitalized interest of $4.1 million. These items have no impact in the current period.
ii.Net of movement in accounts payable and advances to suppliers, as applicable. Totals do not include the costs to add to the low-grade long-term ore stockpiles at Chapada of $8.9 million and Canadian Malartic of $10.1 million for the three months ended March 31, 2019.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. The Company’s portfolio also includes the Chapada mine in Brazil which, subsequent to the quarter end, became an asset held for sale, a 20.5% interest in Leagold Mining Corporation ("Leagold") with mining properties in Brazil and Mexico, as well as a 100% interest in Agua Rica, a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina. Pursuant to a signed integration agreement, the Company has agreed to an ownership interest of 56.25% of the combined Agua Rica and Alumbrera as an integrated project, pursuant to which Agua Rica would be would be developed and operated using existing infrastructure and facilities of Minera Alumbrera.

Over the years, the Company has grown through strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:
•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and the Company’s key performance objectives in health, safety, environment and community;
•Continuing balance sheet and financial performance improvements. The aforementioned agreement for the sale of the Chapada mine provides a significant reduction in leverage. Net Debt leverage ratio is forecast to decline to 1.5x on closing of the transaction, in line with the Company’s previous target. Going forward, the Company’s updated target is 1.0x or better with a strategic objective to maintain the lower net debt leverage ratio through the metal price cycle as a means to enhance financial flexibility. Additionally, the Company focuses on tenure of debt preferring long-term debt that is consistent with life of mines;
•Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;
◦For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;
•Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:
◦Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;

◦Minera Florida, El Peñón and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling;
•Advancing several value realization and monetization initiatives over the guidance period through the ongoing strategic and technical reviews of its asset portfolio; and
•"One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

The Company continued to make progress towards these objectives in the first quarter of 2019.

The Company is committed to increasing value by improving cash flows and returns on invested capital and increasing net asset value. In that context, the Company’s development opportunities will be managed towards such increases and improvements within the framework of the Company's balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with the Company’s balance sheet objectives.

Recent and current initiatives, which have or will further advance these strategic objectives, include:
•The aforementioned integration agreement pursuant to which the Agua Rica project would be developed representing a significant step towards the technical advancement and value realization of Agua Rica.
•The recently announced agreement to sell the wholly-owned Chapada mine to LMC for total expected consideration of over $1.0 billion.

Pro Forma Production Profile

With the announced sale of Chapada, a refocus of the operations occurs, with less revenue derived from Brazil, and with proportionally more revenue from other countries, including Canada. The production platform comprises five high-quality mines in the Americas, including two in Chile, and one in each of Canada, Brazil, and Argentina. Approximately 85% of the Company’s revenue would be derived from gold and another 15% from silver.

With a closing of the Sale Transaction in the third quarter of 2019, attributable production for 2019 is expected to approximate 1 million GEO. The indicative pro forma production outlook through 2021 is presented in the following table. Consolidated unit costs for 2019 excluding Chapada are expected to be within the guidance range, as previously disclosed. An official update to Company guidance will be provided on closing of the transaction.

Indicative Production Forecast	2019	2020	2021
Total GEO i, ii
	1,000,000	1,020,000	1,035,000
i.GEO includes gold plus silver with silver converted to a gold equivalent forecast ratio of 82.5:1 for 2019, 2020 and 2021.
ii.Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and excluding Chapada.

Additionally, based on a third quarter 2019 closing of the Sale Transaction in respect to Chapada, the Company would see its 2019 guidance for overall expenditures decline as follows: sustaining capital expenditures by $15 million, costs of adding to long-term stockpiles by $25 million, expansionary capital expenditures by $2 million, and DDA by $25 million. The Company is, however, planning an increase in exploration expenditures going forward with the annualized increase expected to be up to $20 million through the guidance period. This is consistent with plans to use the improved financial flexibility to maximize value enhancing initiatives.

3. REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Net loss

•Net loss attributable to the Company's equity holders for the three months ended March 31, 2019, was $4.1 million or $0.00 per share basic and diluted, compared to a net loss of $160.1 million or $0.17 per share basic and diluted for the three months ended March 31, 2018. This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $28.1 million or $0.03 per share including:
◦A $20.2 million non-cash tax on unrealized foreign exchange losses, relating to the weakening of the Brazilian Real and Argentinean Peso against the US Dollar;
◦$10.0 million relating to non-cash unrealized foreign exchange losses; and
◦Mark-to-market losses on derivative contracts of $7.0 million recorded during the period.

•The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2019	2018
Non-cash unrealized foreign exchange losses	$10.0	$3.3
Share-based payments/mark-to-market of deferred share units	3.6	0.8
Mark-to-market losses (gains) on derivative contracts	7.0	(10.1)
Net mark-to-market (gains) losses on investments and other assets	(0.5)	1.0
Revision in estimates and liabilities including contingencies	(1.2)	5.2
Gain on sale of subsidiaries	—	(39.0)
Impairment of mining and non-operational mineral properties	—	181.0
Financing costs paid on early note redemption	—	14.7
Reorganization costs	0.1	2.4
Other provisions, write-downs and adjustments [i]	3.2	7.8
Non-cash tax on unrealized foreign exchange losses	20.2	4.8
Income tax effect of adjustments and other one-time tax adjustments	(14.3)	5.3
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equity holders	$28.1	$177.2
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equity holders	$0.03	$0.19

i.The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

Revenue

•Revenue for the three-month period ended March 31, 2019 was $407.1 million, compared to $454.7 million in 2018, due to 2% lower realized gold prices and 7% lower realized copper prices, which were partly offset by higher silver sales. Revenue for the three months ended March 31, 2018, includes Brio Gold and Gualcamayo, which were sold in 2018. At Cerro Moro, higher-than-expected silver grades continued to create capacity constraints at the mine furnace, resulting in an increase in gold and silver precipitate inventory, which impacted sales volumes.

For the three months ended March 31,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold [i]	223,510	oz	$1,292	$288.8	$358.1
Silver	2,297,916	oz	$15.52	35.7	17.5
Copper [i]	26,899,571	lbs	$3.07	82.6	79.1
Revenue				$407.1	$454.7

For the three months ended March 31,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold [i]	223,510	oz	$1,301	$290.7	$359.8

Silver	2,268,716	oz	$15.54	35.3	16.4
Silver subject to metal sales agreement ii	29,200	oz	$13.25	0.4	1.6
	2,297,916	oz	$15.52

Copper [i]	16,287,930	lbs	$2.87	46.7	90.4
Copper subject to metal sales agreements ii	10,611,641	lbs	$2.97	31.5	4.4
	26,899,571	lbs	$2.91
Gross revenue				$404.6	$472.6
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(5.7)	(9.3)
- Metal price, MTM, and derivative settlement adjustments				7.9	(8.1)
- Other adjustments				0.2	(0.5)
Revenue				$407.1	$454.7
2
1111111
i.Includes payable gold and copper contained in concentrate.
ii.Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

Cost of Sales

•Cost of sales excluding DDA for the three months ended March 31, 2019 was $205.8 million, comparable to $264.2 million for the same period in 2018, after removing cost of sales excluding DDA relating to Brio Gold and Gualcamayo from the 2018 amount. Cost of sales excluding DDA was impacted by local inflation and export taxes, partly offset by the removal of costs associated with leases on the adoption of the new leasing standard (Refer to Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements for additional details) ongoing operational efficiencies improving per unit costs and the depreciation of certain local currencies against the US Dollar.
•Total DDA expense for the three months ended March 31, 2019 was $117.7 million, compared to $104.1 million for the same period in 2018. DDA expense is higher mainly due to new contributions from Cerro Moro and the depreciation of the right-of-use assets on the adoption of the new leasing standard, partially offset by lower DDA related to the sale of certain assets in 2018.

Expenses and Other Income

•General and administrative expenses were $21.5 million for the three months ended March 31, 2019, compared to $26.2 million for the same period in 2018. The Company is implementing a plan for further reductions in general and administrative expenses beginning in the current year.
•Exploration and evaluation expenses were $2.5 million for the three months ended March 31, 2019, compared to $3.8 million for the same period in 2018, in line with lower planned greenfield exploration during the period.
•Share of loss of associate totalled $2.0 million for the three months ended March 31, 2019, representing the equity pick up from the Company's interest in Leagold, which was acquired in May 2018.
•The Company recorded other expenses of $5.3 million for the three months ended March 31, 2019, compared to other income of $25.3 million for the same period in 2018. The income balance in 2018 was primarily driven by the $39.0 million gain on sale of the Canadian Exploration Properties in March 2018.
•Finance costs were $32.1 million for the three months ended March 31, 2019, compared to $47.4 million for the same period in 2018. Financing costs on the early redemption of debt in 2018 totalled $14.7 million for which there is no current period comparative.
•Other costs were $16.4 million in the three months ended March 31, 2019, compared to other income of $7.8 million in the comparative period. Other costs/income were/was comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period.

Income Tax Expense (Recovery)

•The Company recorded an income tax expense of $7.9 million for the three months ended March 31, 2019, compared to an income tax expense of $28.7 million in 2018. The income tax provision reflects a current income tax expense of $19.2 million and a deferred income tax recovery of $11.3 million compared to a current income tax expense of $26.5 million and a deferred income tax expense of $2.2 million for the three months ended March 31, 2018.

•A foreign exchange expense of $20.2 million is included in the income tax expense for the three months ended March 31, 2019, compared to an income tax expense of $4.8 million in 2018, relating to the weakening of the Brazilian Real and Argentinean Peso against the US Dollar.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Mar. 31	Dec. 31	Sep. 30,	Jun. 30	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, unless otherwise noted)	2019	2018	2018	2018	2018	2017	2017	2017
Financial results
Revenue	$407.1	$483.4	$424.7	$435.7	$454.7	$478.8	$493.4	$428.1
Attributable to Yamana equity holders:
Net (loss) earnings	$(4.1)	$(61.4)	$(81.3)	$18.0	$(160.1)	$(194.4)	$45.7	$(39.9)
Per share - basic and diluted	$0.00	$(0.06)	$(0.09)	$0.02	$(0.17)	$(0.20)	$0.05	$(0.04)

4. OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited (Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended March 31,
Operating and Financial Information	2019	2018
Operating
Ore mined (tonnes)	3,619,120	3,301,457
Waste mined (tonnes)	3,465,931	5,514,300
Ore processed (tonnes)	2,517,478	2,509,908
GEO
Production (ounces)	83,670	83,403
Sales (ounces)	79,224	81,117
Feed grade (g/t) [i]	1.18	1.17
Recovery rate (%) [i]	88.0	88.1
Total cost of sales per ounce sold	$1,036	$970
Cash Costs per GEO sold [i]i, iii	$602	$590
AISC per GEO sold i, iii	$716	$803
DDA per GEO sold	$434	$381

Financial (millions of US Dollars)
Revenue	$103.2	$109.4
Cost of sales excluding DDA	(47.7)	(47.8)
Gross margin excluding DDA	$55.5	$61.6
DDA	(34.4)	(30.9)
Mine operating earnings	$21.1	$30.7
Capital expenditures iv
Sustaining and other	$7.4	$14.0
Expansionary	$7.7	$5.2
Exploration	$0.3	$2.1
iii.Grades and recovery rates relate to gold production.
iv.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.
v.Net of the CAD currency hedge impact for the period.
vi.Totals exclude costs to add to the long-term ore stockpiles of $10.1 million in the first quarter of 2019 and $5.6 million in the first quarter of 2018.

Canadian Malartic's production of 83,670 ounces met expectations in the first quarter of 2019. Grades were in line with the mining sequence, while recoveries were comparable to the same period in 2018. Canadian Malartic is well positioned to reach its 2019 production forecast of 330,000 ounces at costs similar to those reported in 2018. Cash Costs during the quarter were impacted by timing of by-product silver sales, resulting in a $12 per GEO impact to Cash Costs, the benefit of which will be realized in the second quarter. AISC were lower than those in 2018 mainly due to timing of expenditures. Total sustaining costs for 2019 are expected to be in line with 2018.

The Extension Project is advancing as expected with contributions from Barnat anticipated to begin in late 2019 with more meaningful contributions in 2020 and 2021. On a 50% basis, a total of $4 million has been spent during the quarter from the total Extension Project's expansionary capital expenditures of $34 million. Work continues to focus on the highway 117 road deviation, which is expected to be completed by the end of 2019, and includes overburden stripping and rock excavation.

During the quarter, positive developments on the ongoing discussions with four First Nations groups concerning a potential memorandum of understanding continued.

Exploration programs are ongoing to evaluate several deposits to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen and Sheehan zones. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill. The extraction is expected to be by way of underground mining methods with ore fed to the existing Malartic mill, displacing a portion of the lower grade open pit ores. The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018. Further evaluation through additional drilling from underground access points, resource delineation, and engineering would be required to advance Odyssey and East Malartic towards development decisions. Additionally, studies show the potential for production increases of approximately 75,000 gold-equivalent ounces per year (50% interest) with project costs and economics currently under evaluation. As aforementioned, these such opportunities, including those for other mines, are expected at total costs lower than the previous expansion plans for Chapada. Consistent with the Company’s strategy, these opportunities are to be funded organically by cash flows from operations with the expected capital requirements to be covered by Net Free Cash Flow.

Rand Malartic Acquisition: Increased Canadian Malartic Land Package

On March 26, 2019, the Partnership acquired the Rand Malartic property adjacent to the east side of the Canadian Malartic property. The Rand Malartic property covers 262 hectares and extends 1.7 kilometres eastward along the Cadillac-Larder Lake break within the Piché Group, immediately east of the Odyssey project.

The Rand Malartic property has the same favourable geological features as the Odyssey project, with several porphyry intrusions in the southernmost portion of Piché Group volcanic rocks. The #39 and #67 zones are porphyry-hosted with similar mineralogy and alteration to Odyssey; the former appears to be geologically continuous with the Odyssey South Zone. In addition, the geological environment is similar to the historical Malartic Gold Fields mine located 3 kilometres to the east on the adjoining Midway property.

A budget of $1.9 million (100% basis) has been allocated for the 2019 exploration program at Rand Malartic including an initial 10,000 metres of drilling to test the eastern extension of the Odyssey project and its possible continuity onto the Rand Malartic property. The near-surface potential will also be investigated. Exploration drilling in the first quarter has focused on defining several internal zones in the Odyssey deposit and expanding Odyssey towards the property boundary with Rand Malartic.

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine located northwest of Brasília in Goías state, Brazil.

	For the three months ended March 31,
	2019	2018
Operating
Ore mined (tonnes)	8,916,654	6,528,117
Waste mined (tonnes)	5,424,385	6,810,917
Ore processed (tonnes)	5,749,594	5,688,738
GEO
Production [i]	21,520	22,753
Sales ii	22,552	23,643
Feed grade (g/t) iii	0.20	0.22
Concentrate grade (g/t) iii	12.42	12.37
Recovery rate (%) iii	56.9	57.3
Total cost of sales per GEO sold ii	$467	$508
Cash Costs per GEO sold iv	$413	$466
AISC per GEO sold iv	$574	$528
DDA per GEO sold	$90	$99
Copper
Production (millions of pounds)	28.1	30.4
Sales (millions of pounds) ii	26.9	30.3
Feed grade (%)	0.28	0.31
Concentrate grade (%)	23.7	24.1
Recovery rate (%)	79.7	77.4
Total cost of sales per pound sold ii	$1.77	$1.77
Cash Costs per pound sold iv	$1.65	$1.72
AISC per pound sold [i]	$2.19	$1.92
DDA per pound sold	$0.30	$0.31
Concentrate
Production (tonnes)	53,882	57,191
Sales (tonnes)	38,755	59,519
Treatment and refining charges (millions of US Dollars)	$(5.7)	$(9.3)
Metal price adjustments related to concentrate revenue (millions of US Dollars)	$7.9	$(8.1)

Financial (millions of US Dollars)
Revenue	$109.5	$108.2
Cost of sales excluding DDA	(48.0)	(53.9)
Gross margin excluding DDA	$61.5	$54.3
DDA	(10.2)	(11.7)
Mine operating earnings	$51.3	$42.6
Capital expenditures
Sustaining and other	$13.3	$4.5
Expansionary	$4.8	$0.4
Exploration	$0.5	$0.7
1
i.Contained in concentrate/Payable contained in concentrate.
ii.Quantities sold include quantity adjustment on provisional and final invoice settlements.
iii.Grades and recovery rates relate to gold production.
iv.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.
v.Totals exclude costs to add to the long-term ore stockpiles of $8.9 million in the first quarter of 2019 and $9.4 million in the first quarter of 2018.

Chapada GEO production in the first quarter of 2019 was in line with expectations. Several initiatives had been implemented to mitigate the effects of the rainy season and contributed to 37% higher ore mined compared to the same quarter in 2018, although this was offset by lower grades which were mainly the result of blending from the stockpile. Mining grades continued as expected. During the first quarter, the mine focused on waste movement in preparation for a push-back scheduled in the second quarter of 2019. First quarter production positions the mine to meet expectations for the remainder of the year with production weighted to the back half of the year. Cost control initiatives implemented and the depreciation of the Brazilian Real against the US Dollar contributed to the lower costs compared to the first quarter of 2018. AISC reflects the spending on optimization plans during the quarter with lower prior year comparative expenditures.

While Chapada maintains a long life based on mineral inventory, it is expected that sustaining and expansionary expenditures would significantly reduce free cash flows during the period that coincides with reduced production, particularly for gold, resulting in less operating cash flow than in previous periods.

Approximately 2,200 metres of drilling were completed at Chapada in the first quarter of 2019. The exploration plan focused on expanding the mineral envelopes at the Suruca hanging wall and footwall, Baru NE and Corpo Sul. At Suruca, shallow drilling continues to expand the oxide mineral resource.

As disclosed in Section 1: Highlights and Relevant Updates of this MD&A, subsequent to the quarter end, the Company announced it has agreed to sell Chapada to LMC for total expected consideration of over $1.0 billion. The transaction is subject to customary regulatory and third party approvals and other customary closing conditions and is expected to close in the third quarter of 2019.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended March 31,
Operating and Financial Information	2019	2018
Operating
Ore mined (tonnes)	541,471	527,897
Ore processed (tonnes)	534,084	502,589
GEO
Production	38,617	34,525
Sales	38,489	33,500
Feed grade (g/t) [i]	2.30	2.21
Recovery rate (%) [i]	97.6	96.7
Total cost of sales per GEO sold	$1,077	$996
Cash Costs per GEO sold ii	$637	$736
AISC per GEO sold ii	$831	$885
DDA per GEO sold	$440	$261

Financial (millions of US Dollars)
Revenue	$50.1	$44.4
Cost of sales excluding DDA	(24.5)	(24.7)
Gross margin excluding DDA	$25.6	$19.7
DDA	(16.9)	(8.7)
Mine operating earnings	$8.7	$11.0
Capital expenditures
Sustaining and other	$3.4	$3.0
Expansionary	$10.4	$2.7
Exploration	$1.0	$1.0
1
i.Grades and recovery rates relate to gold production.
ii.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.

Jacobina delivered exceptional production, which exceeded expectations and set a new record in the first quarter of 2019, with 12% higher production compared to the same quarter in 2018. Production was also 4% higher than the previous quarter. Higher grades and higher processing rates contributed to the higher production and gross margin excluding DDA. Jacobina is well positioned to meet previously guided 2019 production of 145,000 GEO.

Costs benefited from the higher GEO sales, optimization initiatives and the depreciation of the Brazilian Real, which contributed to higher mine operating earnings compared to the first quarter of 2018. Higher DDA per GEO sold resulted from the higher cost base following the reversal of impairment recorded in 2018. The Company continues to pursue opportunities to increase productivity and reduce costs through improvements relating to mining, plant processing, maintenance and supply chain. A modest investment in 2019 and 2020 is expected to increase processing capacity further.

With a long mineral reserve life at Jacobina and further opportunities for value maximization, the decision was made in 2018 to internalize underground development activities, which was previously under contract. This transition, and the associated expansionary capital expenditures were completed in the first quarter of 2019, in line with prior guidance.

Additionally, a two-phase plan is being evaluated to increase production beyond 150,000 ounces per year, with the increase supported by higher grades, as delineated by the 2017 and 2018 drill program, and through the application of higher milling rates. The two-phase plan is as follows:
•The first phase considers production increases to between 165,000 to 170,000 gold-equivalent ounces per year through a mill optimization to 6,500 tonnes per calendar day (“tpd”) from the current operating rate of 5,800 tpd. This compares to prior year production of roughly 145,000 ounces representing approximately 20,000-25,000 additional ounces of production. This phase requires very modest capital and is expected to be implemented by 2020.
•The second phase considers a larger increase in the plant capacity to between 8,000 and 8,500 tpd, which would significantly increase production, estimated to exceed 225,000 ounces per year, with current preliminary estimates of total capital expenditures of $100 million over the expected implementation period up to 2022.

Approximately 2,600 metres of drilling were completed at Jacobina in the first quarter, in line with plan. The focus was primarily to define new inferred mineral resources at grades higher than the life of mine model ("LOM") in the Morro do Vento and Canavieiras sectors. To date, drill results are promising with several holes at significantly higher than LOM grades.

CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended March 31,
Operating and Financial Information	2019	2018 ii
Operating
Ore mined (tonnes)	79,562	—
Waste mined (tonnes)	1,856,985	—
Ore processed (tonnes)	91,885	—
GEO
Production	62,616	—
Sales	43,360	—
Total cost of sales per ounce sold	$1,215	$—
Cash Costs per ounce sold [i]	$701	$—
AISC per ounce sold [i]	$841	$—
DDA per ounce sold	$514	$—
Gold
Production (ounces)	38,471	—
Sales (ounces)	28,472	—
Feed grade (g/t)	13.87	—
Recovery rate (%)	94.1	—
Silver
Production (ounces)	2,021,489	—
Sales (ounces)	1,250,899	—
Feed grade (g/t)	728	—
Recovery rate (%)	94.9	—

Financial (millions of US Dollars)
Revenue	$56.7	$—
Cost of sales excluding DDA	(30.4)	—
Gross margin excluding DDA	$26.3	$—
DDA	(22.3)	—
Mine operating earnings	$4.0	$—
Capital expenditures
Sustaining and other	$2.2	$—
Expansionary	$0.5	$47.3
Exploration	$1.7	$1.5
11
i.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.
ii.Cerro Moro which reached commercial production on June 26, 2018.

Cerro Moro is well positioned to meet production expectations for the year. During the first quarter, feed grade was lower than the previous quarter impacted by blending from the stockpile while mined ore grade was consistent with plan. Above-plan silver grades continued to create capacity constraints at the mine's furnace resulting in an increase in gold and silver precipitate. Costs during the period benefited from the depreciation of the local currency, offset by lower sales. Cerro Moro continues to focus on optimizing the underground mining design and processing practices for which development is expected to begin in the second quarter.

Subsequent to the quarter end, the Company arranged for the sale of approximately 27,000 GEO in Cerro Moro precipitate inventory, which will be reflected in gross revenue and operating cash flow in the second quarter of approximately $34.5 million. The Company has procured an additional furnace to mitigate historical capacity constraints and is assessing whether its installation or the established flexibility of selling gold and silver in precipitate is a better solution for managing the stability of inventory. Since the startup of Cerro Moro through the first quarter of 2019, higher silver grades, which were also above mineral reserve grade and with a positive reconciliation factor, created a capacity constraint on the furnaces at the mine. The normalization of silver grade and sales of precipitate during the second quarter are expected to return furnace capability to design levels.

An aggressive drill program is planned for 2019 to delineate near-mine targets and test major near-mine and regional structures. An increase in mineral reserves would unlock opportunities to expand the existing processing plant and to transition to grid power resulting in production increases and a reduction to operating costs. In terms of exploration drilling, approximately 8,200 metres were completed at Cerro Moro during the first quarter of 2019. Exploration has focused on scout drilling of surface targets defined through geochemistry, mapping and geophysics, testing targets in the Michelle, Bella Vista and Naty areas. Minor infill drilling has been completed to date with drilling in progress at Veronica, Martina and Silvia. A strong 2019 budget will allow for aggressive exploration as well as conversion drilling of inferred mineral resources in 2019.

EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended March 31,
Operating and Financial Information	2019	2018
Operating
Ore mined (tonnes)	222,248	213,403
Ore processed (tonnes)	316,441	257,844
GEO
Production	45,910	52,082
Sales	47,299	54,002
Total cost of sales per GEO sold	$1,328	$1,245
Cash Costs per GEO sold [i]	$816	$860
AISC per GEO sold [i]	$1081	$1077
DDA per GEO sold	$512	$384
Gold
Production (ounces)	34,025	40,391
Sales (ounces)	34,811	41,349
Feed grade (g/t)	3.56	5.07
Recovery rate (%)	93.2	94.8
Silver
Production (ounces)	994,809	899,261
Sales (ounces)	1,047,017	973,257
Feed grade (g/t)	115	124
Recovery rate (%)	84.3	85.5

Financial (millions of US Dollars)
Revenue	$61.6	$71.2
Cost of sales excluding DDA	(38.6)	(46.5)
Gross margin excluding DDA	$23.0	$24.7
DDA	(24.2)	(20.8)
Mine operating (loss) earnings	$(1.2)	$3.9
Capital expenditures
Sustaining and other	$6.8	$7.7
Expansionary	$—	$—
Exploration	$3.9	$3.2

i.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.

GEO production at El Peñón exceeded expectations in the first quarter of 2019. Mine sequencing called for the processing of lower grade stockpiled ore and higher processing rates. Mining grade of 4.3 g/t was in line with expectations. Despite lower sales compared to the same quarter in 2018, Cash Costs during the quarter decreased due to cost containment initiatives and the depreciation of the Chilean Peso relative to the US Dollar, while AISC were higher, in line with expectations. Lower grades also impacted DDA per GEO.

In line with prior guidance for El Peñón, underground mine development activities in the first half of 2019 are expected to increase access to higher gold and silver grades in the second half of 2019, which will afford the operation greater flexibility, including for blending activities.

Approximately 20,850 metres of drilling were completed at El Peñón in the first quarter of 2019, in line with plan. Exploration work focused primarily on converting inferred mineral resources to measured and indicated mineral resources at Dorada Este, Martillo Centro Sur, Aleste SS, Nueva Providencia, Esmeralda, Ventura, Pampa Campamento, Esperanza, Bermuda, Bonanza, Borde Oeste, Fortuna Este, Martillo Flat and Laguna. Surface exploration and drilling is testing new veins in the satellite Laguna deposit as well as testing for new inferred mineral resources in the core mine area, notably in the Aleste and Martillo flat areas.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended March 31,
Operating and Financial Information	2019	2018
Operating
Ore mined (tonnes)	180,741	181,097
Ore processed (tonnes)	190,066	203,043
GEO
Production	19,654	18,483
Sales	19,962	18,893
Feed grade (g/t)	3.39	3.12
Recovery rate (%)	92.4	90.9
Total cost of sales per GEO sold	$1,206	$1,507
Cash Costs per GEO sold [i]	$832	$976
AISC per GEO sold [i]	$1208	$1,403
DDA per GEO sold	$374	$531

Financial (millions of US Dollars)
Revenue	$26.0	$25.1
Cost of sales excluding DDA	(16.6)	(18.4)
Gross margin excluding DDA	$9.4	$6.7
DDA	(7.5)	(10.0)
Mine operating earnings (loss)	$1.9	$(3.3)
Capital expenditures
Sustaining and other	$3.0	$3.1
Expansionary	$2.6	$2.7
Exploration	$2.9	$3.9
1
i.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.

Production at Minera Florida for the first quarter was 6% higher than the same quarter in 2018, resulting from higher grade from the PVS and Pataguas zones, partly offset by lower throughput. Mill optimization initiatives led to an improved average recovery rate, also contributing to higher production. Cost metrics improved by over 10% from the first quarter in 2018 due to higher sales, the implementation of cost control initiatives and the depreciation of the Chilean Peso. Lower DDA per GEO sold resulted from the lower cost base following the impairment recorded in 2018.

In line with the updated life of mine plan at Minera Florida, which emphasizes higher tonnage, ramp up of production is expected to begin in the second quarter, positioning the mine to meet its targets for 2019.

At the processing plant, a modest investment demonstrated initial improvements to the recovery rate. Further studies are suggesting that with additional improvements, an increase in the expected range of up to approximately 2% is possible.

Approximately 12,500 metres of drilling were completed at Minera Florida in the first quarter, in line with plan. The focus of drilling was to convert inferred mineral resources to measured and indicated mineral resources at nine veins within the core mine including Los Patos, Juan Pablo and Fantasma. Results to date suggest continuing additions to reserves as well, new inferred mineral resources for future resource conversion in the Don Leopoldo and Fantasma veins. Both drilling, and surface exploration will focus on the current mine area to add mineral reserves and define new drill targets as well as through surface sampling and scout exploration drilling.

5. CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the first quarter of 2019 in respect to certain of the Company's development projects.

Canadian Malartic (50% interest), Canada

The Canadian Malartic Extension Project is continuing according to plan with contributions from Barnat expected to begin in 2019 with more meaningful contributions in 2020. On a 50% basis, expansionary capital expenditures are expected to be $37 million, of which $34 million is earmarked for the extension project in 2019. Work continues to focus on the highway 117 road deviation, which is expected to be completed by the end of 2019, and includes overburden stripping and rock excavation.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica and Suyai, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives include, but are not limited to the following:

Agua Rica, Argentina

The Company continues to advance its alternatives for the development of the Agua Rica project. On March 7, 2019, the Company announced the signing of an integration agreement with Glencore International AG and Newmont Goldcorp Inc. (collectively the “Parties”). Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The agreement represents a significant step towards the optimization and development of Agua Rica. The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing the project complexity and environmental footprint.

A Technical Committee has been established by the Parties to direct the review and evaluation of the Integrated Project. It is expected that a pre-feasibility study for the Integrated Project will be completed in mid-2019 and that a full feasibility study with updated mineral reserve, production and project cost estimates will be completed by mid-2020. This will provide the framework for the submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Company is evaluating beginning the EIA process in 2019, given the level of significant detail in the pre-feasibility study.

As part of the integration plan, the Company facilitated an agreement with the Catamarca state mining company, Catamarca Minera y Energética Sociedad del Estado (“CAMYEN”), in respect to CAMYEN’s participation in the Integrated Project. The Catamarca Province has approved a closure plan for the progressive reclamation of the Alumbrera mine that synchronizes with the advancement of the Integrated Project and is funded with existing cash of Alumbrera on reserve for reclamation activities. In addition, Yacimientos Mineros de Agua de Dionisio (“YMAD”) has agreed to the use of the Alumbrera infrastructure for the Integrated Project. Finally, the National Government implemented a mechanism that was pending since the 2003 reform of the Argentine Mining Investments Law, that sets out the framework for refund of amounts paid in excess of a mining project's overall tax burden, at a federal level. This supports fiscal stability of mining projects in country, and the Integrated Project specifically, as it advances.

Transaction Overview

The full integration of the Agua Rica project and the Alumbrera mine technically and legally will result in the following ownership structure:

Percentage Ownership Interest
Yamana	56.25%
Glencore	25.00%
Newmont Goldcorp	18.75%

In respect of the contribution of the Parties, Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Newmont Goldcorp will contribute their respective 50% and 37.5% interests in Alumbrera. Full integration is expected to occur with the filing of the full feasibility study and EIA. The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the Integration Project, and which may include a going public transaction. During this period, the Parties will further advance the technical work to facilitate the permitting and dialogue with communities and stakeholders, perform confirmatory due diligence, finalize binding agreements with government stakeholders and finalize the legal integration structure.

Mine life is expected to exceed 25 years at average annual production of approximately 236,000 tonnes (520 million pounds) of copper-equivalent metal (Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal), including the contributions of gold, molybdenum, and silver, for the first 10 years of operation. This is based on the Agua Rica mineral reserve as at December 31, 2018, (refer to the Company's annual report for additional details including tonnes, grades and assumptions) estimated to contain proven and probable mineral reserves of approximately 4.5 million tonnes (10 billion pounds) of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore. The estimate of capital costs is between $2.2-$2.4 billion (100% basis) based on previous studies and consequently, this represents significant value in the ownership of the asset.

Suyai, Argentina

The Company previously completed several studies that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and, it would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed to date, the existing scoping study could rapidly progress to a feasibility study, allowing for the project to be developed in a short time frame. The Suyai project is a development ready project with significant financial and social benefits to the local community, along with the broader provincial and national communities. As and when the provincial moratorium on mining lapses and the Company has completed favourable engagement with the local community, the Company would expedite its development plans for the project.

Monument Bay, Canada

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised of three volcanic assemblages ranging in age from 2.85 to 2.71 billion years.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

In 2019, the focus of exploration is to define drill targets through a thorough re-evaluation of the geology and mineralized zones. Drilling of 5,000 metres is planned as a follow up to the ongoing re-log and geological studies.

Other

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results and is evaluating exploration plans on the highly prospective claims surrounding the mine. Re-logging of historical holes and exploratory drilling done supported the potential to extend the oxide mineralization as well as potential for copper/gold deposits within the joint venture claims. Agua De La Falda has processing capacity and infrastructure already installed.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2019 exploration program focuses on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio as well as several joint venture opportunities.

Continuation of the exploration programs started early in 2019 with the objective of advancing important exploration discoveries at the Company's existing operations. In the near term, the Company plans to increase its exploration spending during the year, further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans will focus on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade at Jacobina to allow increases in production at low costs. For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance of this MD&A. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended March 31,
(In millions of US Dollars)	2019	2018
Exploration and evaluation capitalized [i]	$12.1	$16.8
Exploration and evaluation expensed ii	2.5	3.8
Total exploration and evaluation expenditures	$14.6	$20.6

i.Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets as additions to exploration and evaluation assets.
ii.Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

6. FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	March 31, 2019	December 31, 2018
Cash and cash equivalents	$110.4	$98.5
Current assets (including cash and cash equivalents)	462.4	429.2
Non-current assets	7,599.0	7,583.7
Total assets	$8,061.4	$8,012.9
Current liabilities (excluding current portion of debt)	413.7	494.5
Non-current liabilities (excluding long-term debt)	1,753.4	1,735.7
Debt (current and long-term)	1,878.9	1,758.7
Total liabilities	$4,046.0	$3,988.9
Equity attributable to Yamana Gold Inc. equity holders	3,980.7	3,989.3
Non-controlling interests	34.7	34.7
Total equity	$4,015.4	$4,024.0

Working capital [i]	$(36.9)	$(67.2)
Net debt ii	$1,768.5	$1,660.2
1
i.Working capital is defined as the excess of current assets over current liabilities.
ii.A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 10: Non-GAAP Performance Measures of this MD&A.

Total assets were $8.1 billion as at March 31, 2019, comparable to total assets of $8.0 billion as at December 31, 2018. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at March 31, 2019, were $4.0 billion, higher by 1% from December 31, 2018, due to draws from the revolving credit facility to fund cyclical payments in the first quarter.

Cash and cash equivalents were $110.4 million as at March 31, 2019, compared to $98.5 million as at December 31, 2018. Working capital was negative $36.9 million as at March 31, 2019, compared to negative $67.2 million as at December 31, 2018. Working capital was impacted by the current portion of long-term debt of $85.6 million and deferred metal sales agreements. The impact of the latter will decline in future reporting periods with remaining copper delivery scheduled in June 2019.

Net change in working capital movement was a cash outflow of $90.8 million for the period ended March 31, 2019. Working capital was impacted by inventory buildup predominantly at Cerro Moro, the sale of which has been arranged for subsequent to the quarter end (refer to Section 4: Operating Segments Performance of this MD&A). The remainder of the movement in working capital is associated with anticipated and customary first-quarter items including:
•Settlement of year-end accruals including income taxes paid;
•Indirect tax credit buildup at certain of the Company's operations; and
•Timing of regular trade payments for the Company's operating mines.

The Company also has invested $216.4 million in stockpile inventory classified as other non-current assets, as it is not expected to be processed within one year. Of this amount, $121.8 million is long-term inventory at Chapada, which subsequent to the quarter end is part of a sales transaction, and consequently, that value will be monetized through the sale. The remaining funds invested currently do not generate cash flow, but are readily available for processing, and the sale of which, will generate cash flow.

Total debt was $1.9 billion as at March 31, 2019, compared to $1.8 billion as at December 31, 2018. Net debt as at March 31, 2019, was $1.77 billion, 7% higher compared to $1.66 billion as at December 31, 2018 The increase was anticipated following the timing of several cyclical first quarter payments. Following the receipt of cash from the aforementioned sale of Chapada, the Company is expected to prioritize the repayment of the outstanding revolving credit facility and then the repayment of near and medium-term fixed term debt maturities.

LIQUIDITY

Planned growth, development activities, expenditures, negative working capital and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at March 31, 2019, the financial resources available to the Company in meeting its financial obligations include $585.0 million from its revolving credit facility. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources.

For the first quarter ended March 31, 2019, cash flows from operating activities were $12.4 million net of the impact of the $36.0 million deferred revenue recognized in respect of metal sales agreements and other, some of which had cash payments received in previous periods. Cash flows from operating activities are expected to remain positive and increase in the short-term mainly following the completion of the advanced copper sales agreement, lower capital investments on the completion of Cerro Moro, the sale of inventory build-up and a full year of operations at Cerro Moro. The Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in 2019. Refer to Section 8: Economic Trends, Business Risks and Uncertainties of this MD&A for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $85.6 million, construction and service contract commitments of $91.6 million, and sustaining capital expenditures of approximately $182.0 million for 2019. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates of this MD&A and commitments by year can be found below.

The Company's financial position remains strong and is expected to improve further over the year with the continuation of robust operating results, the sale of unrefined gold and silver carried over from 2018, the mid-year completion of the advanced copper sales agreement, the planned decline in expansionary capital expenditures, and the expected receipt of $800 million in cash from the aforementioned sale of Chapada. The sale of Chapada also provides additional financial flexibility that includes the gold stream and NSR, both of which may be strategically monetized for additional funding.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended March 31,
(In millions of US Dollars)	2019	2018
Cash flows from operating activities	$12.4	$122.4
Cash flows from operating activities before net change in working capital [i]	$103.2	$206.4
Cash flows (used in) from investing activities	$(92.0)	$14.7
Cash flows from (used in) financing activities	$91.1	$(142.5)
i.A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures of this MD&A.

Operating Activities

Cash flows from operating activities for the three months ended March 31, 2019, were $12.4 million compared to $122.4 million for the three months ended March 31, 2018. Cash flows from operating activities before net change in working capital for the three months ended March 31, 2019, were $103.2 million compared to $206.4 million for the three months ended March 31, 2018. Cash flows from operating activities were lower mainly due to higher income taxes paid due to higher income at certain locations with lower offsetting tax credits and the aforementioned net change in working capital of $90.8 million. Additionally, the three months ended March 31, 2018 included advanced payments received on metal purchase agreements of $127.8 million with no current period comparative amount.

Investing Activities

Cash flows used in investing activities were $92.0 million for the three months ended March 31, 2019, compared to inflows of $14.7 million for the three months ended March 31, 2018. The net cash outflows resulted from the cash capital expenditures for operating mines, including the continuing development of Canadian Malartic, and the build-up of ore stockpiles not scheduled for processing within the next twelve months. Of this amount, $121.8 million is long-term inventory at Chapada, which subsequent to the quarter end is part of a sales transaction, and consequently, that value will be monetized through the sale. Also included in investing activities in 2018 was $166.8 million in net proceeds on disposal of Canadian Exploration Properties and other assets.

Financing Activities

Cash flows from financing activities were $91.1 million for the three months ended March 31, 2019, compared to outflows of $142.5 million for the three months ended March 31, 2018. Cash flows from financing activities includes additional drawdowns on the revolving facility, the payment of interest on debt and the principal elements of lease payments on adoption of IFRS 16. The 2018 amount includes repayment of certain tranches of the Company's senior notes.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at (In millions of US Dollars)	March 31, 2019	December 31, 2018
Shareholders’ equity	$4,015.4	$4,024.0
Debt	1,878.9	1,758.7
	5,894.3	5,782.7
Less: Cash and cash equivalents	(110.4)	(98.5)
	$5,783.9	$5,684.2

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2019, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$85.7	$192.7	$676.2	$935.6	$1,890.2
Interest	70.6	133.8	105.5	58.7	368.6
Capital and other financial commitments	91.6	35.3	16.6	3.6	147.1
Decommissioning, restoration and similar liabilities	9.5	27.1	21.5	514.4	572.5
	$257.4	$388.9	$819.8	$1,512.3	$2,978.4
1
i.Additionally, as at March 31, 2019, the Company had outstanding letters of credit totalling $54.8 million (C$73.3 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at (thousands)	April 26, 2019	March 31, 2019
Common shares issued and outstanding	950,265	950,243
Share options outstanding	1,419	1,419
Restricted share units	2,623	2,625

7. ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2018. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2019, except as noted below:

METAL PRICE RISK

$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19

Gold Price Two-Year Trend (LBMA p.m. price: USD per oz of gold) Copper Price Two-Year Trend (LME Cash: USD per lb of copper)

Market Update - Gold

For the quarter ended March 31, 2019, spot gold prices averaged $1,304 per ounce, representing a decrease of 2%, compared to $1,329 per ounce in the first quarter of 2018. Prices ranged between $1,280 and $1,344 per ounce during the first quarter of 2019. As at March 31, 2019, the closing price was $1,295 per ounce.

Gold prices moved higher in the first quarter before retreating modestly. The US Federal Reserve (“US Fed”) lowered its forecast to no rate hikes in 2019 and only one rate hike in 2020. The US Dollar continues to be relatively strong, particularly against emerging market currencies, providing headwinds to gold price rallies. However, the change in monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, developments on global trade and equity market performance.

Central banks continue to be net buyers in 2019 with Russia, India, and China being notable buyers. It is expected that central banks will continue to be net buyers for the foreseeable future as diversification remains key in order to mitigate risk from ongoing geopolitical and economic uncertainty. Global ETF holdings were stable over the course of the quarter with a slight increase in total ounces held.

Market Update - Copper

For the quarter ended March 31, 2019, spot copper prices averaged $2.82 per pound, representing a decrease of 11%, compared to $3.16 per pound in the first quarter of 2018. Prices ranged between $2.59 and $2.97 per pound in the first quarter of 2019. As at March 31, 2019, the closing price was $2.94 per pound.

Copper prices moved higher in the first quarter, as trade fears between the US and China subsided. In the short term, copper will continue to be impacted by global growth expectations. Over the medium to longer-term, copper prices should be supported by positive fundamentals, as the market moves towards a deficit with supply growth slowing as fewer new mines are expected to begin operations.

The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at March 31, 2019, the Company had 45.3 million pounds of copper forward contracts in place to July 2019 at an average sales price of $2.83 per pound. In addition, as part of the copper advanced sales program, for which $125.0 million was received in January 2018, the Company has effectively hedged approximately 8.2 million pounds of copper at $3.26 per pound, to be delivered in the second quarter of 2019. This production represents approximately 26% of planned production over this period.

CURRENCY RISK

Market Update - US Dollar

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

During the three months ended March 31, 2019, compared to the same quarter of 2018, all currencies below weakened against the US Dollar:

	Average Exchange Rate			Period-end Exchange Rate
	For the three months ended March 31,			As at March 31,
	2019	2018	% [i]	2019	2018	% [i]
USD-CAD	1.3291	1.2651	5.1%	1.3349	1.2884	3.6%
USD-BRL	3.7666	3.2450	16.1%	3.9205	3.3063	18.6%
USD-ARG	39.0520	19.7060	98.2%	43.3200	20.1402	115.1%
USD-CLP	667.18	602.03	10.8%	679.70	604.73	12.4%

i.Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at March 31, 2019, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price [i]	Average put strike price (i)	Total ii
Brazilian Real to USD
April 2019 to June 2019	R$ 3.15	R$ 3.47	R$ 90 million
April 2019 to December 2019	R$ 3.75	R$ 4.74	R$ 261 million
July 2019 to December 2019	R$ 3.75	R$ 4.87	R$ 135 million
1
i.R$ = Brazilian Reais.
ii.Evenly split by month.

The Company also has forward contracts totalling CLP 46.44 billion (CLP = Chilean Pesos; approximately USD$71.2 million) evenly split by month from April 2019 to December 2019 at a weighted average Chilean Peso to US Dollar forward rate of CLP 652.42 per US Dollar. These forward contracts are expected to cover approximately 50% of the Chilean Peso denominated forecasted operating costs from April 2019 to December 2019.

8. CONTINGENCIES

The Company is currently subject to litigation proceedings as disclosed in Note 18: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2019 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of the application of certain new and amended IFRSs issued by the International Accounting Standards Board, which were effective from January 1, 2019. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2018, except for those related to leases, which are disclosed in Note 3: Recent Accounting Pronouncements, respectively, to the Company's Condensed Consolidated Interim Financial Statements.

10. NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash Costs per GEO sold and by-product basis;
•Cash Costs per pound of copper sold;
•All-in Sustaining Costs per GEO sold and by-product basis;
•All-in Sustaining Costs per pound of copper sold;
•Net Debt;
•Net Free Cash Flow;
•Average Realized Price per ounce of gold/silver sold; and
•Average Realized Price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the year ended December 31, 2018.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold, Cash Costs per pound of copper sold, AISC per GEO sold and AISC per pound of copper sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

•Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.
•Cash Costs of copper - shown on a per pound basis. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year. Costs attributable to copper sales are divided by commercial copper pounds sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.
•AISC per pound of copper - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to GEO or copper production activities.

The following tables provide a reconciliation of Cash Costs and AISC beginning with total cost of sales per the Consolidated Statement of Operations:

Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC [i]	For the three months ended March 31, 2019			For the three months ended March 31, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	GEO ii - Yamana Mines	Total Copper	Total	GEO ii - Yamana Mines	Total Copper
Cost of sales excluding DDA iii	$205.9	$166.3	$39.6	$191.3	$147.0	$44.3
DDA iii	117.6	109.1	8.5	84.3	74.5	9.8
Total cost of sales	323.5	$275.4	$48.1	$275.6	$221.5	$54.1
DDA		(109.1)	(8.5)		(74.5)	(9.8)
Chapada treatment and refining charges		0.8	4.9		1.4	7.9
Total Cash Cost		$167.1	$44.5		$148.4	$52.2
Adjustments:
Corporate or regional G&A costs, including share-based remuneration (sustaining)		18.6	3.8		16.3	4.6
Reclamation & remediation - accretion & amortization (operating sites)		3.8	1.1		2.9	1.1
Capital exploration (sustaining)		10.0	0.4		10.3	0.6
Exploration and study costs (sustaining)		1.9	0.6		2.4	1.0
Capitalized stripping & underground mine development (sustaining)		19.3	10.0		21.2	2.9
Capital expenditures (sustaining)		7.6	0.9		7.6	0.8
Leases (IFRS 16 Adjustment; sustaining)		4.9	2.3		—	—
Total AISC		$233.2	$63.6		$209.1	$63.2
Commercial GEO and lb sold		250,886	26,899,571		211,154	30,252,861
Cost of sales excl. DDA per GEO and lb sold		$663	$1.47		$696	$1.46
DDA per GEO and lb sold		$435	$0.32		$353	$0.33
Total cost of sales per GEO and lb sold		$1,098	$1.79		$1049	$1.79
Cash Cost per GEO and lb sold		$666	$1.65		$703	$1.72
AISC per GEO and lb sold		$930	$2.35		$990	$2.08

Cash Cost & AISC [i]	For the three months ended March 31, 2019
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Chapada (total)	Chapada GEO	Chapada Copper	El Peñón GEO	Malartic GEO	Cerro Moro GEO	Minera Florida GEO	Jacobina GEO	Corp. Office & Other Total	Corp. Office & Other GEO	Corporate Office & Other Copper
Cost of sales excluding DDA iii	$48.1	$8.5	$39.6	$38.6	$47.7	$30.4	$16.6	$24.5	$—	$—	$—
DDA iii	$10.1	2.0	8.1	24.2	34.4	22.3	7.5	16.9	$2.2	1.8	0.4
Total cost of sales	$58.2	$10.5	$47.7	$62.8	$82.1	$52.7	$24.1	$41.4	$2.2	$1.8	$0.4
DDA	$(10.1)	(2.0)	(8.1)	(24.2)	(34.4)	(22.3)	(7.5)	(16.9)	$(2.2)	(1.8)	(0.4)
Chapada treatment and refining charges	$5.7	0.8	4.9
Total Cash Cost	$53.8	$9.3	$44.5	$38.6	$47.7	$30.4	$16.6	$24.5	$—	$—	$—
Adjustments:
Corporate or regional G&A costs, including share-based remuneration (sustaining)	$0.2	—	0.2	—	1.1	0.6	—	0.4	$20.1	16.4	3.6
Reclamation & remediation - accretion & amortization (operating sites)	$1.4	0.3	1.1	0.4	—	1.0	1.0	1.2	$—	—	—
Capital exploration (sustaining)	$0.5	0.1	0.4	3.9	0.3	1.7	2.9	1.0	$—	—	—
Exploration and study costs (sustaining)	$0.2	—	0.2	—	—	—	—	—	$2.2	1.8	0.4
Capitalized stripping & underground mine development (sustaining)	$12.5	2.5	10.0	6.3	2.5	1.9	2.9	3.2	$—	—	—
Capital expenditure (sustaining)	$0.8	0.2	0.6	0.5	4.9	0.2	0.2	0.2	$1.8	1.5	0.3
Leases (IFRS 16 adjustment; sustaining)	$2.8	0.6	2.2	1.5	0.1	0.6	0.6	1.3	$0.3	0.2	—
Total AISC	$72.2	$13.0	$59.2	$51.2	$56.6	$36.4	$24.2	$31.8	$24.4	$19.9	$4.3
Commercial GEO and lb sold		22,552	26,899,571	47,299	79,224	43,360	19,962	38,489
Cost of sales excl. DDA per GEO and lb sold		$377	$1.47	$816	$602	$701	$832	$637
DDA per GEO and lb sold		$90	$0.30	$512	$434	$514	$374	$440
Total cost of sales per GEO and lb sold		$467	$1.77	$1,328	$1036	$1,215	$1,206	$1,077
Cash Cost per GEO and lb sold		$413	$1.65	$816	$602	$701	$832	$637
AISC per GEO and lb sold		$574	$2.19	$1081	$716	$841	$1208	$831

Cash Cost & AISC [i]	For the three months ended March 31, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Chapada Total	Chapada GEO	Chapada Copper	El Peñón GEO	Malartic GEO	Cerro Moro GEO	Minera Florida GEO	Jacobina GEO	Corp. Office & Other Total	Corp. Office & Other GEO	Corporate Office & Other Copper
Cost of sales excluding DDA iii	$54.0	$9.7	$44.3	$46.5	$47.8	$—	$18.4	$24.7	$—	$—	$—
DDA iii	$11.7	2.3	9.4	20.8	30.9	—	10.0	8.7	$2.2	1.7	0.4
Total cost of sales	$65.7	$12.0	$53.7	$67.3	$78.7	$—	$28.4	$33.4	$2.2	$1.7	$0.4
DDA	$(11.7)	(2.3)	(9.4)	(20.8)	(30.9)	—	(10.0)	(8.7)	$(2.2)	(1.7)	(0.4)
Chapada treatment and refining charges	$9.3	1.4	7.9
Total Cash Cost	$63.3	$11.1	$52.2	$46.5	$47.8	$—	$18.4	$24.7	$—	$—	$—
Adjustments:
Corporate or regional G&A costs, including share-based remuneration (sustaining)	$0.3	0.1	0.2	—	1.1		0.1	0.2	$19.2	14.9	4.4
Reclamation & remediation - accretion & amortization (operating sites)	$1.4	0.3	1.1	0.8	—		1.0	0.8	$—	—	—
Capital exploration (sustaining)	$0.7	0.1	0.6	3.2	2.1		3.9	1.0	$—	—	—
Exploration and study costs (sustaining)	$0.4	0.1	0.3	—	—		—	—	$2.9	2.2	0.7
Capitalized stripping & underground mine development (sustaining)	$3.6	0.7	2.9	6.5	8.5		2.6	2.8	$—	—	—
Capital expenditure (sustaining)	$0.9	0.2	0.7	1.2	5.5		0.4	0.2	$0.2	0.2	—
Leases (IFRS 16 adjustment; sustaining)	$—	—	—	—	—		—	—	$—	—	—
Total AISC	$70.6	$12.6	$58.0	$58.2	$65.0	$—	$26.4	$29.7	$22.3	$17.3	$5.1
Commercial GEO and lb sold		23,643	30,252,861	54,002	81,117	—	18,893	33,500
Cost of sales excl. DDA per GEO and lb sold		$409	$1.46	$860	$590	$—	$976	$736
DDA per GEO and lb sold		$99	$0.31	$384	$381	$—	$531	$261
Total cost of sales per GEO and lb sold		$508	$1.77	$1,245	$970	$—	$1,507	$996
Cash Cost per GEO and lb sold		$466	$1.72	$860	$590	$—	$976	$736
AISC per GEO and lb sold		$528	$1.92	$1077	$803	$—	$1,403	$885

Reconciliation of Cost of Sales to By-Product Cash Costs and By-Product AISC

By-product Cash Cost & AISC [i]	For the three months ended March 31, 2019		For the three months ended March 31, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total GEO - Yamana Mines	Total Copper	Total GEO - Yamana Mines	Total Copper
Cost of sales excluding DDA iii	$166.3	$39.6	$147.0	$44.3
DDA iii	109.1	8.5	74.5	9.8
Total cost of sales	$275.4	$48.1	$221.5	$54.1
DDA	(109.1)	(8.5)	(74.5)	(9.8)
Chapada treatment and refining charges	0.8	4.9	1.4	7.9
By-product credits from Chapada copper revenue	(79.6)	—	(93.0)	—
Chapada copper co-product Cash Cost	44.4	(44.5)	50.3	(52.2)
Total by-product Cash Cost	$131.9	$—	$105.7	$—
Adjustments:
Corporate or regional G&A costs, including share-based remuneration (sustaining)	18.6	—	16.3	—
Reclamation & remediation - accretion & amortization (operating sites)	3.8	—	2.9	—
Capital exploration (sustaining)	10.0	—	10.3	—
Exploration and study costs (sustaining)	1.9	—	2.4	—
Capitalized stripping & underground mine development (sustaining)	19.3	—	21.2	—
Capital expenditure (sustaining)	7.6	—	7.6	—
Leases (IFRS 16 adjustment; sustaining)	4.9	—	—	—
Chapada Copper By-Product adjustment	14.8	—	10.9	—
Total by-product AISC	$212.8	$—	$177.3	$—
Commercial GEO and lb sold	250,886		211,154
Cost of sales excl. DDA per GEO and lb sold	$663		$696
DDA per GEO and lb sold	$435		$353
Total cost of sales per GEO and lb sold	$1,098		$1,049
By-product Cash Cost per GEO and lb sold	$526		$501
By-product AISC per GEO and lb sold	$865		$840
_____________________________________________
i.Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2018: 80% copper and 20% GEO).
ii.GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 83.76 for the current period and 76.92 for the comparative period.
iii.Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 4: Segment Information to the Company's Condensed Consolidated Interim Financial Statements. The cost of sales excluding DDA balance for the three months ended March 31, 2018 excludes Brio of $49.1 million, and Gualcamayo of $23.7 million. The DDA balance for the three months ended March 31, 2018 excludes Brio of $6.6 million and Gualcamayo of $13.4 million.

NET DEBT

As at, (In millions of US Dollars)	March 31, 2019	December 31, 2018
Debt
Non-current portion	$1,793.3	$1,756.8
Current portion	85.6	1.9
Total debt	$1,878.9	$1,758.7
Less: Cash and cash equivalents	110.4	98.5
Net Debt	$1,768.5	$1,660.2

NET FREE CASH FLOW

A reconciliation of Net Free Cash Flow is included in Section 1: Highlights and Relevant Updates of this MD&A.

AVERAGE REALIZED METAL PRICES

For the three months ended March 31,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$407.1	$288.8	$35.7	$82.6	$454.7	$358.1	$17.5	$79.1
Treatment and refining charges of concentrate	5.7	0.8	—	4.9	9.3	1.2	0.3	7.8
Sales taxes	—	—	—	—	—	—	—	—
Metal price adjustments related to concentrate revenue	(7.9)	1.5		(9.4)	8.1	—	0.2	7.9
Other adjustments	(0.3)	(0.3)	—	—	0.5	0.3	—	0.2
Gross revenue	$404.6	$290.8	$35.7	$78.1	$472.6	$359.6	$18.0	$95.0

Commercial gold/silver ounces, million pounds of copper sold		223,510	2,297,916	26.9		270,931	1,060,761	30.3
Revenue per gold/silver ounce, pound of copper sold		$1,292	$15.52	$3.07		$1,322	$16.50	$2.61
Average Realized Price per gold/silver ounce, pound of copper sold		$1,301	$15.52	$2.91		$1,328	$16.93	$3.13

11. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2019, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2019, and December 31, 2018, and results of operations for the periods ended March 31, 2019, and March 31, 2018.

This Management’s Discussion and Analysis has been prepared as of May 1, 2019. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2019 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2018, as well as the most recent Annual Information Form for the year ended December 31, 2018 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2018 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, the Company's expectations in connection with the satisfaction of all closing conditions of the aforementioned Sale Transaction, the completion of the aforementioned Sale Transaction, the expected use of proceeds discussed herein and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2018 and other continuous disclosure documents filed by the Company since January 1, 2019 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

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